Exhibit 1

e-cruiter
E-Cruiter.com Inc.


                E-CRUITER.COM ANNOUNCES NEW EXECUTIVES TO FURTHER
                   ENHANCE THE COMPANY'S GROWTH AND STRATEGY

          ART HALLORAN FROM SONY ELECTRONICS BECOMES PRESIDENT AND COO;
                           PAUL HAGGARD JOINS AS CFO


OTTAWA, Ontario - October 4, 2001 - E-Cruiter.com Inc. (NASDAQ-ECRU), a leading provider of Human Capital Management (HCM) Web-enabled solutions and professional services, today announced the appointment of Art Halloran as President and COO and Paul Haggard as CFO. Current CEO Michael Mullarkey has been named Chairman of the Board of Directors.

Art Halloran joins E-Cruiter.com from Sony Electronics Inc. (NYSE:SNE) where he held the position of Business Solutions Company president and brings valuable market development and operational expertise to the company. The Business Solutions Company is a US $1.5 billion company responsible for the development of the business to business market utilizing all Sony Electronics products. Halloran was responsible for the development of the concept and structure of the Business Solutions Company for SEL by merging five Sony business units into a cohesive business unit. Halloran assumes the role of president from current CEO Michael Mullarkey and that of COO from Rob Richards

Paul Haggard brings a strong background in capital markets, mergers and acquisitions, public offerings, finance and accounting to his new role as CFO. Most recently, he was CFO at Applied Programming Solutions Inc. based in Boca Raton, Florida. As CFO at Applied Programming Solutions, Haggard was responsible for accounting, finance, legal, and human resources functions. He developed a private placement memorandum for an equity offering of the Company's securities to investors. Prior to his tenure at Applied Programming Solutions, he was the CFO at Interim HealthCare Inc. and held positions at Spherion (NYSE:SFN) formerly known as Interim Services Inc. and ADP Inc. (NYSE:ADP).

"E-Cruiter.com continues to execute on its consolidation and growth strategy. This commitment of top level management will propel E-Cruiter's growth in the coming year as we face opportunistic times." said MICHAEL MULLARKEY, CEO, E-CRUITER.COM. "I am enthused that two top executives such as Art and Paul have joined our team. They both bring valuable insight and experience which will enable us to meet our short and long term strategic goals for the company."

Michael Mullarkey has been named the Chairman of the Board of Directors. He replaces Gerry Stanton, who will continue to hold a seat on the board. Rob Richards will fill the newly created position of Executive VP of Strategy.

Tom Danis joins the Board of Directors with extensive experience in the private equity industry. He currently holds the position of Executive at Aon. While with

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Aon Risk Services, he was responsible for the development of the business in St.
Louis and their Global Private Equity practice.

"E-Cruiter.com has experienced tremendous growth over the past year, and I am excited to join the company at such a pivotal time," said ART HALLORAN, PRESIDENT AND COO. "Together with the rest of the executive team and the board, I look forward to leading the company towards continued growth and expansion in the HCM market."

David Padgett, Art Halloran and Paul Haggard have been appointed as officers of the company. David Padgett joined E-Cruiter.com following the recent acquisition of Paula Allen Holdings Inc. doing business as Allen And Associates and currently holds the position of General Manager Career Transition Services.

E-Cruiter.com offers a comprehensive set of talent acquisition and separation products, services and technologies. Today's announcement follows the acquisition of three companies since April 2001: Paula Allen Holdings, Inc. doing business as Allen And Associates, OMNIpartners, Inc., and RezLogic, Inc. E-Cruiter.com also recently signed a definitive agreement to purchase 6FigureJobs.com, Inc. and pending shareholder and regulatory approval will be closing shortly. E-Cruiter.com also recently purchased the technology known as ResumeXPRESS.



ABOUT E-CRUITER.COM INC.
------------------------

E-Cruiter.com Inc. (NASDAQ: ECRU) is a leading provider of Web-enabled tools and professional services for Human Capital Management (HCM). Offering a diversified suite of high-tech and high-touch services to address the full lifecycle of the employer/employee relationship, E-Cruiter.com ensures more effective management of corporate assets via automation and outsourcing. E-Cruiter.com's HCM technology backbone enables companies to streamline the management of enterprise human capital processes including recruitment, assessment, deployment, development and career transitions. E-Cruiter.com offers a full-range of HCM products and services through its 21 offices and 250 dedicated human resource professionals across North America. The company's expertise has motivated many blue-chip organizations such as Bell Canada, the Toronto Stock Exchange, SAS Institute (Canada) Inc., Watson Wyatt Worldwide and Sony Music Canada to select E-Cruiter. For more information visit http://www.ecruiter.com or call toll free 1-877-ECRUITER (327-8483).



For More Information Please Contact:

Media Relations Contact:
------------------------
Maggie O'Lett-Patterson
High Road Communications
A Fleishman-Hillard Company
Tel: 613-236-0909 ext. 314
E-mail: molett@highroad.com


Investor Relations Contacts:
----------------------------
Tammie Brown
E-Cruiter.com
Tel: 613-236-2263 ext. 263
E-mail: tammie.brown@ecruiter.com

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Craig Armitage
Fleishman-Hillard
Tel: 416-214-0701 ext. 322
E-mail: armitagc@fleishman.com





















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